Traqer Corp.

910 Sylvan Avenue, Suite 150

Englewood Cliffs, NJ 07632

February 22, 2016

VIA EDGAR

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Traqer Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 11, 2016
File No. 333-207552

We are in receipt of your comment letter dated February 1, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Prospectus Summary

Overview, page 5

1.    Please clarify whether the company’s officers are obligated to fund the amounts due under the development agreement with Front Runner, Ltd. If not, please add a risk factor discussing the possibility that the company may have insufficient funds to fulfill its obligations under the agreement.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosre to indicate that the company’s officers are not obligated to fund the amounts due under the development agreement. We have added a risk factor to our disclosure discussing the possibility that the company may have insufficient funds to fulfill its obligations under the agreement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 23

2.    Please disclose the costs expected to be incurred in connection with the development agreement with Front Runner. Also update the minimum operating expenses you expect to incur in the next 12 months in Liquidity and Capital Resources section.

RESPONSE: We respectfully submit to the Staff that we have updated our disclosure to include the costs expected to be incurred in connection with the development agreement with Front Runner. We have also updated the minimum operating expenses we expect to incur in the next 12 months in the Liquidity and Capital Resources section.

Part II Information Not Required in the Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 30

3.    We reissue prior comment 2, in part. Please file a written description of the oral agreement with your officers to provide funding as an exhibit. Refer to Item 601(b)(10) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance

RESPONSE: We respectfully submit to the Staff that we have revised our disclosure to provide a description of the oral agreement with our officers to provide funding. This is filed as Exhibit 99.1.

4.    Exhibit 10.2 was filed in an improper format. Please refile this agreement in a text-searchable format. See Rule 301 of Regulation S-T and the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 35 (December 2015).

RESPONSE: We respectfully submit to the Staff that we have re-filed Exhibit 10.2 in the proper format.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Traqer Corp.

By:	/s/ Bess Audrey Lipschutz

Name: Bess Audrey Lipschutz
Title: Chief Executive Officer and Director